As filed with the Securities and Exchange Commission on March 14, 2024

File No. 333-266066
File No. 811-23816

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

☑ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. ___

☑       Post-Effective Amendment No. 2

and/or

☑       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑       Amendment No. 4

RM OPPORTUNITY TRUST
(Exact Name of Registrant as Specified in Charter)

2245 Texas Dr., Suite 300

Sugar Land, TX 77479
(Address of Principal Executive Office) (Zip Code)

(281) 778-4900

(Registrant’s Telephone Number, including Area Code)

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

New Castle County

Wilmington, DE 19801
(Name and address of agent for service)

Copies of communications to:

Gabriel Gallegos

Rocky Mountain Private Wealth Management, LLC

2245 Texas Dr., Suite 300

Sugar Land, TX 77479

Ryan S. Wheeler
Thompson Hine LLP
312 Walnut Street, 20th Floor

Cincinnati, Ohio 45202

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (File No. 333-266066) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 2 does not change the form of any Prospectus or Statement of Additional Information included in post-effective amendments previously filed with the U.S. Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the SEC.

PART A: PROSPECTUS

Incorporated herein by reference to Post-Effective Amendment No. 1 filed on December 22, 2023 (File No. 333-266066).

PART B: STATEMENT OF ADDITIONAL INFORMATION

Incorporated herein by reference to Post-Effective Amendment No. 1 filed on December 22, 2023 (File No. 333-266066).

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)	(1)	Certificate of Trust dated March 16, 2022, as filed with the State of Delaware on March 16, 2022, for RM Opportunity Trust (the “Registrant” or “Trust”)[1]
	(2)	Agreement and Declaration of Trust of the Registrant[1]
(b)	By-Laws of the Registrant[1]
(c)	Not applicable.
(d)	(1)	Investment Advisory Agreement between the Registrant and Rocky Mountain Private Wealth Management, L.L.C. (the “Adviser”)[2]
	(2)	Sub-Advisory Agreement between the Adviser and Spectrum Asset Management, Inc. (the “Sub-Adviser”)[2]
(e)	Distribution Agreement between the Registrant and Ultimus Fund Distributors, LLC (the “Distributor”)[2]
(f)	Not applicable.
(g)		Custody Agreement between Registrant and Fifth Third Bank, National Association[2]
(h)	(1)	Master Services Agreement between Registrant and Ultimus Fund Solutions, LLC[2]
	(2)	Consulting Agreement between the Registrant and Northern Lights Compliance Services, LLC for compliance services[2]
(i)	(1)	Opinion of Thompson Hine LLP[2]
	(2)	Consent of Thompson Hine LLP[3]
(j)	(1)	Consent of Cohen & Company, Ltd., Independent Registered Public Accounting Firm[3]
	(2)	Consent of BBD, LLP, former Independent Registered Public Accounting Firm[4]
(k)		Not applicable.
(l)		Subscription Agreement between the Registrant and the Initial Investor[2]
(m)	(1)	Distribution (12b-1) Plan[2]
	(2)	Shareholder Servicing Plan[2]
(n)		Not applicable.
(o)		Not applicable.
(p)	(1)	Code of Ethics of the Registrant[2]
	(2)	Code of Ethics of the Adviser[2]
	(3)	Code of Ethics of the Sub-Adviser[2]
	(4)	Code of Ethics of Distributor[3]

Other Exhibits:

Powers of Attorney2

[1]	Incorporated by reference to the Registrant's Registration Statement Filed July 8, 2022, File No. 333-266066.
[2]	Incorporated by reference to the Registrant's Registration Statement Filed December 14, 2022, File No. 333-266066.
[3]	Incorporated by reference to the Registrant’s Registration Statement Filed December 22, 2023, File No. 333-266066.
[4]	Filed herewith.

Item 29. Persons Controlled by or Under Common Control with the Fund

Not applicable.

Item 30. Indemnification

Pursuant to Section 6.5 of the Agreement and Declaration of Trust (the "Declaration"), every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise ("Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided under the Declaration to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

See “Management” in the Statement of Additional Information. Information as to the directors and officers of the Adviser is included in its Form ADV as filed with the U.S. Securities and Exchange Commission (File No. 801-126829) and is incorporated herein by reference thereto.

Item 32. Principal Underwriters

(a)	The Distributor also acts as the principal underwriter for the following other investment companies:

American Pension Investors Trust (d/b/a Yorktown Funds), Bruce Fund, Inc., Caldwell & Orkin Funds, Inc., Cantor Fitzgerald Sustainable Infrastructure Fund, Cantor Select Portfolios Trust, Capitol Series Trust, Centaur Mutual Funds Trust, Chesapeake Investment Trust, CM Advisors Family of Funds, Commonwealth International Series Trust, Conestoga Funds, Connors Funds, Cross Shore Discovery Fund, Dynamic Alternatives Fund, Eubel Brady & Suttman Mutual Fund Trust, F/m Funds Trust, Fairway Private Equity & Venture Capital Opportunities Fund, Flat Rock Enhanced Income Fund, HC Capital Trust, Hussman Investment Trust, James Alpha Funds Trust, James Advantage Funds, Lind Capital Partners Municipal Credit Income Fund, MSS Series Trust, Oak Associates Funds, ONEFUND Trust, Papp Investment Trust, Peachtree Alternative Strategies Fund, Schwartz Investment Trust, Segall Bryant & Hamill Trust, The Cutler Trust, The Investment House Funds, Ultimus Managers Trust, Unified Series Trust, Valued Advisers Trust, VELA Funds, Volumetric Fund, Waycross Independent Trust, and Williamsburg Investment Trust.

(b)	The Directors and officers of the Distributor are as follows:

Name	Position with Underwriter	Positions with Fund
Kevin M. Guerette	President	None
Stephen L. Preston	Vice President, Chief Compliance Officer, Financial Operations Principal, and Anti-Money Laundering Compliance Officer	None
Douglas K. Jones	Vice President	None
Melvin Van Cleave	Vice President, Chief Technology Officer and Chief Information Security Officer	None

The address of the Distributor and each of the above-named persons is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c)	Not Applicable.

Item 33. Location of Accounts and Records

The books, accounts and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Records Relating to:	Are located at:
Registrant’s Transfer Agent, Fund Accountant, Administrator, and Distributor	Ultimus Fund Solutions, LLC 225 Pictoria Drive, Suite 450 Cincinnati, Ohio 45246
Registrant’s Custodian	Fifth Third Bank, NA 38 Fountain Square Plaza Cincinnati, Ohio 45263
Registrant’s Investment Adviser	Rocky Mountain Private Wealth Management, L.L.C. 2245 Texas Drive, Suite 300 Sugar Land, Texas 77479

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized in the City of Sugar Land State of Texas on the 14th of March, 2024.

RM Opportunity Trust
By:	/s/ Gabriel Gallegos
Name:	Gabriel Gallegos
Title:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities.

Signature	Title	Date
/s/ Gabriel Gallegos	President, Principal Executive Officer and Trustee	March 14, 2024
Gabriel Gallegos

Taylor Gallegos*	Treasurer, Principal Financial Officer and Trustee	March 14, 2024
Taylor Gallegos

Andrew Parmet*	Secretary and Trustee	March 14, 2024
Andrew Parmet

Hope Nawada*	Trustee	March 14, 2024
Hope Nawada

Julie ONeal*	Trustee	March 14, 2024
Julie ONeal

Brett Dolan*	Trustee	March 14, 2024
Brett Dolan

Lisa Meechel Munger*	Trustee	March 14, 2024
Lisa Meechel Munger

* By:	/s/ Andrew J. Davalla	March 14, 2024
Name:	Andrew J. Davalla
Pursuant to Power of Attorney

Exhibit Index

Exhibit No.	Exhibit
(j)(2)	Consent of BBD, LLP, former Independent Registered Public Accounting Firm